MECHEL REPORTS THE 2016 FINANCIAL RESULTS

Consolidated revenue – 276.0 bln rubles, EBITDA* - 66.2 bln rubles
Net profit, attributable to shareholders of Mechel PAO – 7.1 bln rubles

Moscow, Russia –April 26, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the full year 2016.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2016 results:

“Last year, markets of steel and steelmaking commodities have repeatedly surprised us. The year began with a dynamic surge of steel prices, then the coal market began its recovery which became a dramatic hike by the end of summer. By December, coal prices approached historical highs.

“As a result, with stable production and sales volumes the Group showed an improvement of all financial results by the year’s end. Our revenue went up by 9% year-on-year, EBITDA was up by 45% and EBITDA margin reached 24%. It should be noted separately that for the first time since 2011 the Group earned a net profit, attributable to shareholders of Mechel PAO, of 7.1 bln rubles.

“Signing debt restructuring agreements with Russian state banks, which account for 71% of the company’s debt portfolio, was a prime achievement. Restructuring conditions put off the maturity of our main body of debt until 2020 with following amortization until April 2022. Loan rates were reconsidered and tied to the key interest rate of the Central Bank of the Russian Federation. Besides, the new agreements provide for a partial interest capitalization, which brings down our current debt service payments.

“The Group’s capital expenditure for 2017 is set at 12.5 bln rubles.

“All this considered, the cashflow generated by the Group enables us to service our debt, operate successfully and, if the current favorable market situation holds, begin to decrease our debt burden.”

Consolidated Results For The Full Year 2016

Mln rubles	FY 2016	FY 2015%		4Q’16	3Q’16%
Revenue
from external customers	276,009	253,141	9%	79,659	66,153	20%

Operating profit	42,690	24,252	76%	13,929	11,561	20%

EBITDA	66,164	45,730	45%	24,593	15,850	55%

EBITDA, margin	24%	18%		31%	24%

Net profit (loss) attributable to shareholders of Mechel PAO	7,126	(115,163)		1,579	(2,757)

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“Last year, the Group’s mining division significantly improved its financial results as the global coking coal market rapidly recovered. The surge in metallurgical coal prices which began in the middle of the year halted only in mid-December. Prices for high-quality coking coal topped $300 per tonne. This means that prices have nearly quadrupled over the year, rising from historical lows to peak levels last seen in 2011.

“In order to use this favorable market situation to the fullest, the division re-oriented its sales of coking and other metallurgical coals to focus on more profitable Asian markets. If in 1Q2016 72% of our coking coal concentrate went to export, in 4Q2016 exports accounted for 90% of this product’s sales, while total sales of coking coal concentrate in 4Q2016 topped 1Q2016 sales by nearly 10%.

“At the same time, our mining facilities effectively controlled their expenditures and optimized production processes. Last year we invested a lot of work into shifting Yakutugol Holding Company’s Dzhebariki-Haya underground mine to open mining, which is a safer and more profitable mining method. Open mining at Dzhebariki-Haya began in March 2017. At Elga, which is our most promising project, coking coal now accounts for 75% of volumes mined there, which means an increased output of the most profitable product.

“As a result, last year compared to 2015 our revenue from sales to third parties went up by 11%, EBITDA was up by 56% and EBITDA margin to 34%. If we look at the dynamics in the fourth quarter as compared to the third quarter, revenue went up by nearly half, EBITDA grew by 88% and EBITDA margin reached 46%.

“In early 2017, coal markets remain favorable. Despite a persistent slump in coal spot prices, which reached $150-160 per tonne by mid-February, the first quarter’s benchmark was $285 per tonne, which enabled us to continue selling a major part of our coal for high prices. Cataclysmic weather in Australia in the end of the first quarter and at the outset of the second one again hiked coal prices to historical highs. Major Australian mining companies have one by one declared force-majeure, the world’s largest coal terminals have been closed for days, but the worst problem lay in the devastation of the railroad infrastructure. The quarter prices, which have been expected to fix close to the spot prices in March, have not been fixed. Price negotiations have been put on hold until the cyclone’s consequences could be assessed.

“We expect that in 2017 coal mining volumes will remain stable at last year’s level.”

Mln rubles	FY 2016	FY 2015%		4Q’16	3Q’16%
Revenue
from external customers	89,647	80,632	11%	29,657	19,931	49%

Revenue inter-segment	31,907	28,091	14%	9,426	7,770	21%

EBITDA	41,884	26,831	56%	17,905	9,541	88%

EBITDA, margin	34%	25%		46%	34%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“Last year the division’s financial results showed confident growth. Considering that the division’s overall production and sales volume has slightly changed, the chief factors that had a positive impact on the results were a favorable market situation and optimization of our product range in favor of high-margin products.

“Last year, the situation on the markets for the division’s steel products has largely been positive for our company. Early last year Chinese producers left the billet market, which boosted prices for finished products. Russia’s long products market quickly took on the positive impulse from export quotations. A major rebar shortage on several regional markets also became an additional growth factor. However, as this surge was not supported by end demand, the growth was soon checked, and the downslide persisted until late August. After that prices continued to waver until the end of the year under the influence of various factors, but remained at much higher levels than they had been early in the year.

“The production and sales structure has also changed. The share of semi-finished products like billets and wire rod in our sales continued to decline. Instead we increased sales of high-margin products such as rails and other structural shapes produced by Chelyabinsk Metallurgical Plant’s universal rolling mill. In 2016 the mill produced over 500,000 tonnes of high-quality rolls, including 300,000 tonnes of rails. This year the mill’s load will increase even further, and the mill will master production of new types of profiles, including rails compliant with foreign railroad standards.

“The steel division’s facilities conducted repairs and equipment modernization and mastered new types of products as planned. For example, Chelyabinsk Metallurgical Plant completed capital repairs of its blast furnace #5 as well as repairs of the key equipment of its oxygen converter workshop which accounts for over 70% of all steel made by the plant. Beloretsk Metallurgical Plant mastered production of 12 new types of steel products, including wire used for import substitution, wire ropes and steel ribbons for various industries.

“The chief factor impacting our products’ cost dynamics is the prices for incoming commodities which were particularly volatile last year. However, within the Group this factor was compensated by a high level of vertical integration.

“As a result, last year as compared to 2015, revenue from sales to third parties went up by 11%, EBITDA grew by 35% and EBITDA margin reached 14%. In the fourth quarter compared to the third quarter, revenue went up by 3%, EBITDA grew by 16% and EBITDA margin reached 16%.”

Mln rubles	FY 2016	FY 2015%		4Q’16	3Q’16%
Revenue
from external customers	161,639	146,032	11%	42,739	41,296	3%

Revenue inter-segment	7,254	6,972	4%	1,958	1,677	17%

EBITDA	23,172	17,127	35%	7,327	6,325	16%

EBITDA, margin	14%	11%		16%	15%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“Last year production and sales of electricity went down due to several factors, including a warmer weather as well as constantly high load of hydroelectric power stations which increased market competition. The decline in sales as well as the growth of tariffs for electric power transmission increased our commercial costs and decreased the division’s financial results.

“In 2016 as compared to 2015, revenue from sales to third parties went down by 7%, EBITDA by 20% and EBITDA margin slumped to 4%. In the fourth quarter compared to the third quarter, revenue went up by 47%. EBITDA demonstrated a major slump as commercial expenditure and production costs went up.”

Mln rubles	FY 2016	FY 2015%		4Q’16	3Q’16%
Revenue
from external customers	24,723	26,477	-7%	7,263	4,925	47%

Revenue inter-segment	15,903	14,990	6%	4,480	3,524	27%

EBITDA	1,662	2,090	-20%	(440)	88	-600%

EBITDA, margin	4%	5%		-4%	1%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

* EBITDA — Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Attachments to the FY 2016 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit (loss) attributable to shareholders of Mechel PAO before Depreciation and depletion, Foreign exchange (gain) loss, net, Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivables, Allowance for doubtful accounts, Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation and depletion are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) attributable to shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on (loss) profit attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**+ and trade working capital are presented below:

Mln rubles	31.12.2016	31.12.2015
Interest-bearing loans and borrowings, excluding interest, fines and penalties on overdue amounts	395,571	444,199
Interest payable	16,916	27,269
Non-current interest-bearing loans and borrowings	11,644	4,308
Other non-current financial liabilities	36,197	—
less Cash and cash equivalents	(1,689)	(3,079)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	458,639	472,697

Finance lease liabilities, current portion	10,175	13,507
Finance lease liabilities, non-current portion	421	481
Net debt, excluding fines and penalties on overdue amounts	469,235	486,685

Mln rubles	31.12.2016	31.12.2015

Trade and other receivables	19,054	16,013
Inventories	35,227	35,189
Other current assets	6,942	8,191
Income tax receivables	686	603
Trade current assets	61,909	59,996

Trade and other payables	40,985	54,602
Advances received	3,815	3,492
Provisions and other current liabilities	3,515	2,558
Tax payable other than income tax	9,195	8,034
Income tax payable	2.552	5,549
Trade current liabilities	60,062	74,235

Trade working capital	1,847	(14,239)

EBITDA can be reconciled to our consolidated statement of profit (loss) as follows:

**+ Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

Consolidated Results			Mining Segment ***			Steel Segment***	Power Segment***
In millions of Russian rubles	12m 2016	12m 2015	12m 2016	12m 2015	12m 2016	12m 2015	12m 2016	12m 2015
Net profit (loss) attributable to shareholders of Mechel PAO	7,126	(115,163)	1,797	(71,120)	6,399	(41,438)	(517)	(2,286)

Add:
Depreciation and depletion	13,714	14,085	7,912	9,106	5,435	4,650	367	329

Foreign exchange (gain) loss, net	(25,947)	71,106	(14,960)	49,872	(10,904)	21,122	(83)	111

Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	54,240	60,452	39,345	33,880	17,411	25,645	1,078	2,173

Finance income	(1,176)	(183)	(2,482)	(1,030)	(2,234)	(344)	(54)	(55)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, allowance for doubtful accounts and write-off of inventories to net realisable value	8,447	4,772	2,584	900	5,389	2,122	474	1,751

Loss (profit) after tax from discontinued operations, net	426	(932)	—	(764)	406	(168)	20	—

Net result on the disposal of subsidiaries	(194)	19	—	—	(194)	19	—	—

Profit (loss) attributable to non-controlling interests	1,706	535	511	(444)	1,056	812	139	166

Income tax expense (benefit)	4,893	8,322	5,019	5,632	(265)	2,794	139	(103)

Pension service cost and actuarial loss, other related expenses	(171)	50	(198)	125	26	(81)	2	6

Other fines and penalties	1,396	1,598	556	707	742	890	98	—

Gain on write-off of accounts payable with expired legal term	(115)	(224)	(19)	(33)	(95)	(190)	(1)	(1)

Other one-off items	1,819	1,293	1,819	—	—	1,293	—	—

EBITDA	66,164	45,730	41,884	26,831	23,172	17,127	1,662	2,090

EBITDA, margin	24%	18%	34%	25%	14%	11%	4%	5%
In millions of Russian rubles	12m 2016	12m 2015	12m 2016	12m 2015	12m 2016	12m 2015	12m 2016	12m 2015

Net profit (loss) attributable to shareholders of Mechel PAO	7,126	(115,163)	1,797	(71,120)	6,399	(41,438)	(517)	(2,286)

Add:
Impairment of goodwill and other non-current assets	5,202	1,460	1,336	—	3,866	16	—	1,444

Loss (profit) after tax from discontinued operations, net	426	(932)	—	(764)	406	(168)	20	—

Net result on the disposal of subsidiaries	(194)	19	—	—	(194)	19	—	—

Effect on (loss) profit attributable to non-controlling interests	(109)	585	—	—	(109)	560	—	25

Foreign exchange (gain) loss, net	(25,947)	71,106	(14,960)	49,872	(10,904)	21,122	(83)	111

Pension service cost and actuarial loss, other related expenses	(171)	50	(198)	125	26	(81)	2	6

Other fines and penalties	1,396	1,598	556	707	742	890	98	—

Gain on write-off of accounts payable with expired legal term	(115)	(224)	(19)	(33)	(95)	(190)	(1)	(1)

Other one-off items	1,819	1,293	1,819	—	—	1,293	—	—

Net (loss) profit, net of income tax	(10,567)	(40,208)	(9,669)	(21,213)	137	(17,978)	(481)	(701)

Operating profit	42,690	24,252	31,012	16,005	11,531	8,526	701	39

Add:
Impairment of goodwill and other non-current assets	5,202	1,460	1,336	—	3,866	16	—	1,444

Loss on write-off of property, plant and equipment	1,953	691	863	199	1,089	492	1	—

Pension service cost and actuarial loss, other related expenses	(171)	50	(198)	125	26	(81)	2	6

Other fines and penalties	1,396	1,598	556	707	742	890	98	—

Other one-off items	1,819	1,293	1,819	—	—	1,293	—	—
Adjusted operating profit	52,889	29,344	35,388	17,036	17,254	11,136	802	1,489

*** including inter-segment operations

	Consolidated Results		Mining Segment ***		Steel segment***		Power Segment***
In millions of Russian rubles	4q 2016	3q 2016	4q 2016	3q 2016	4q 2016	3q 2016	4q 2016	3q 2016
Net profit (loss) attributable to shareholders of Mechel PAO	1,579	(2,757)	4,232	(2,682)	(1,652)	415	(801)	(385)

Add:
Depreciation and depletion	3,692	3,456	2,099	2,025	1,488	1,344	105	87

Foreign exchange (gain) loss, net	(6,209)	(2,296)	(3,240)	(1,711)	(2,954)	(592)	(15)	7

Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	10,993	13,447	7,211	9,984	4,199	5,059	272	256

Finance income	2,787	(76)	1,477	(409)	622	(1,519)	(1)	—

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-offs of accounts receivables, allowance for doubtful accounts and write-offs of inventories to net realisable value	6,629	588	1,752	494	5,000	34	(124)	58

Loss (profit) after tax from discontinued operations, net	84	99	84	(43)	—	137	—	5

Net result on the disposal of subsidiaries	(3)	(136)	—	—	(3)	(136)	—	—

Profit (loss) attributable to non-controlling interests	551	291	214	25	320	270	17	(3)

Income tax expense (benefit)	2,471	3,057	2,325	1,877	100	1,146	46	34

Pension service cost and actuarial loss, other related expenses	(295)	41	(289)	30	(6)	10	—	1

Other fines and penalties	549	179	237	(46)	250	197	62	28

Gain on write-off of accounts payable with expired legal term	(54)	(43)	(16)	(3)	(37)	(40)	(1)	—

Other one-off items	1,819	—	1,819	—	—	—	—	—

EBITDA	24,593	15,850	17,905	9,541	7,327	6,325	(440)	88

EBITDA, margin	31%	24%	46%	34%	16%	15%	-4%	1%
In millions of Russian rubles	4q 2016	3q 2016	4q 2016	3q 2016	4q 2016	3q 2016	4q 2016	3q 2016

Net profit (loss) attributable to shareholders of Mechel PAO	1,579	(2,757)	4,232	(2,682)	(1,652)	415	(801)	(385)

Add:
Impairment of goodwill and other non-current assets	4,828	374	962	374	3,866	—	—	—

Loss (profit) after tax from discontinued operations, net	85	99	84	(43)	1	137	—	5

Net result on the disposal of subsidiaries	(3)	(136)	—	—	(3)	(136)	—	—

Effect on loss attributable to non-controlling interests	(48)	(22)	—	—	(48)	(22)	—	—

Foreign exchange (gain) loss, net	(6,209)	(2,296)	(3,240)	(1,711)	(2,954)	(592)	(15)	7

Pension service cost and actuarial loss, other related expenses	(295)	41	(289)	30	(6)	10	—	1

Other fines and penalties	549	179	237	(46)	250	197	62	28

Gain on write-off of accounts payable with expired legal term	(54)	(43)	(16)	(3)	(37)	(40)	(1)	—

Other one-off items	1,819	—	1,819	—	—	—	—	—

Net profit (loss), net of income tax	2,251	(4,561)	3,789	(4,081)	(583)	(31)	(755)	(344)

Operating profit (loss)	13,929	11,561	14,096	7,061	535	4,705	(506)	(99)

Add:
Impairment of goodwill and other non-current assets	4,828	374	962	374	3,866	—	—	—

Loss on write-off of property, plant and equipment	1,649	182	570	182	1,079	—	1	—

Pension service cost and actuarial loss, other related expenses	(295)	41	(289)	30	(6)	10	—	1

Other fines and penalties	549	179	237	(46)	250	197	62	28

Other one-off items	1,819	—	1,819	—	—	—	—	—

Adjusted operating profit (loss)	22,479	12,337	17,395	7,601	5,724	4,912	(443)	(70)

*** including inter-segment operations

Attachment B

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND
OTHER COMPREHENSIVE INCOME (LOSS)
for the year ended December 31, 2016
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended	Year ended December
	December 31, 2016	31, 2015 ****
Continuing operations
Revenue	276,009	253,141
Cost of goods sold	(146,322)	(151,334)

Gross profit	129,687	101,807

Selling and distribution expenses	(56,233)	(51,117)
Loss on write-off of property, plant and equipment	(1,953)	(691)
Impairment of goodwill and other non-current assets	(5,202)	(1,460)
Allowance for doubtful accounts	(758)	(1,507)
Taxes other than income taxes	(5,913)	(5,853)
Administrative and other operating expenses	(18,791)	(17,300)
Other operating income	1,853	373

Total selling, distribution and operating income and (expenses), net	(86,997)	(77,555)

Operating profit	42,690	24,252

Finance income	1,176	183
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 6,013 million and RUB 19,167 million for the periods ended December 31, 2016 and 2015, respectively	(54,240)	(60,452)
Foreign exchange gain (loss), net	25,947	(71,106)
Share of (loss) profit of associates, net of provision	(17)
Other income	598	342
Other expenses	(2,003)	(347)

Total other income and (expense), net	(28,539)	(131,380)

Income (loss) before tax from continuing operations	14,151	(107,128)
Income tax (expense) benefit	(4,893)	(8,322)

Income (loss) for the year from continuing operations	9,258	(115,450)
Discontinued operations
(Loss) profit after tax for the year from discontinued operations, net	(426)	822

Profit (loss) for the year	8,832	(114,628)

Attributable to:
Equity shareholders of Mechel PAO	7,126	(115,163)
Non-controlling interests	1,706	535

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	430	295
Exchange differences on translation of foreign operations	431	287
Net (loss) gain on available for sale financial assets	(1)	8
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax:.	(23)	(194)
Re-measurement losses on defined benefit plans	(23)	(194)

Other comprehensive income for the year, net of tax	407	101

Total comprehensive income (loss) for the year, net of tax	9,239	(114,527)

Attributable to:
Equity shareholders of Mechel PAO	7,529	(115,064)
Non-controlling interests	1,710	537
Earnings (loss) per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, profit (loss) for the year attributable to ordinary equity holders of the parent	17.12	(276.65)
Earnings (loss) per share from continuing operations (Russian rubles per share), basic and diluted	17.99	(278.44)
(Loss) earnings per share from discontinued operations (Russian rubles per share)	(0.87)	1.79

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31, 2016
(All amounts are in millions of Russian rubles)

	December 31,	December 31,
	2016	2015 ****
Assets
Current assets
Cash and cash equivalents	1,689	3,079
Trade and other receivables	19,054	16,013
Inventories	35,227	35,189
Income tax receivables	686	603
Other current financial assets	167	45
Other current assets	6,942	8,191

Total current assets	63,765	63,120

Non-current assets
Property, plant and equipment	204,353	215,844
Mineral licenses	36,099	38,517
Non-current financial assets	235	194
Investments in associates	265	284
Deferred tax assets	1,502	1,492
Goodwill	18,355	21,378
Other non-current assets	891	1,243

Total non-current assets	261,700	278,952

Total assets	325,465	342,072

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 38,594 million and RUB 47,475 million as of December 31, 2016 and 2015, respectively	434,165	491,674
Trade and other payables	40,985	54,602
Advances received	3,815	3,492
Provisions	3,496	2,532
Pension obligations	944	1,120
Finance lease liabilities	10,175	13,507
Income tax payable	2,552	5,549
Taxes and similar charges payable other than income tax.	9,195	8,034
Other current liabilities	19	26

Total current liabilities	505,346	580,536

Non-current liabilities
Interest-bearing loans and borrowings	11,644	4,308
Provisions	3,420	3,439
Pension obligations	3,501	3,746
Finance lease liabilities	421	481
Deferred tax liabilities	16,282	11,090
Other non-current liabilities	159	189
Other non-current financial liabilities	36,740
Income tax payables	540	137

Total non-current liabilities	72,707	23,390

Total liabilities	578,053	603,926

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	28,326	28,322
Accumulated other comprehensive income	848	445
Accumulated deficit	(294,444)	(301,565)

Equity attributable to equity shareholders of Mechel PAO	(260,274)	(267,802)
Non-controlling interests	7,686	5,948

Total equity	(252,588)	(261,854)

Total equity and liabilities	325,465	342,072

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2016
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended December 31,
	2016	2015 ****
Cash flows from operating activities
Net profit (loss)	8,832	(114,628)
Loss (profit) from discontinuing operations, net of income tax	426	(822)
Net profit (loss) from continuing operations	9,258	(115,450)
Adjustments to reconcile net profit (loss) from continuing operations to net cash provided by operating activities:
Depreciation	11,813	12,397
Depletion and amortization	1,901	1,688
Foreign exchange (gain) loss	(25,947)	71,106
Deferred income taxes	5,104	7,946
Allowance for doubtful accounts	758	1,507
Write-off of accounts receivable	113	247
Write-off of inventories to net realisable value	364	1,003
Revision in estimated cash flows of rehabilitation provision	(375)	(47)
Loss on write-off of property, plant and equipment	1,953	691
Impairment of goodwill and non-current assets	5,202	1,460
Loss on sale of property, plant and equipment	57	102
Gain on sale of investments	(186)
Gain on write-off of accounts payable with expired legal term	(115)	(222)
Curtailment and remeasurement of pension obligations	(325)	(142)
Pension service cost and actuarial loss, other related expenses	154	192
Finance income	(1,176)	(183)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 6,013 million and RUB 19,167 million for the periods ended December 31, 2016 and 2015, respectively	54,240	60,452
VEB commissions write-off	1,411
Provision for non-recoverable advances to pension funds	408
Other	(70)	480
Changes in working capital items:
Trade and other receivables	(5,542)	4,597
Inventories	(1,070)	1,873
Trade and other payables	(4,259)	(8,125)
Advances received	588	(664)
Taxes payable and other current liabilities	2,368	(1,465)
Other current assets	(883)	997
Income taxes paid	(2,101)	(1,437)
Net operating cash flows of discontinued operations	(436)	(136)
Net cash provided by operating activities	53,207	38,867
Cash flows from investing activities
Proceeds from disposal of securities		143
Loans issued and other investments	(133)	(6)
Interest received	128	25
Royalty payments associated with disposal of Bluestone	103	101
Proceeds from disposal of other subsidiaries	145	76
Purchases of available for sale securities	(4)
Proceeds from loans issued	31	15
Proceeds from disposals of property, plant and equipment	285	405
Purchases of property, plant and equipment	(4,742)	(5,076)
Purchases of mineral licenses and other related payments		(71)
Interest paid, capitalized	(782)	(830)
Net investing cash flows of discontinued operations
Net cash used in investing activities	(4,969)	(5,218)

Cash flows from financing activities
Proceeds from borrowings	4,002	13,875
Repayment of borrowings	(42,322)	(11,896)
Dividends paid	(5)	(4)
Dividends paid to non-controlling interest	(2)	(1)
Interest paid	(33,872)	(28,910)
Acquisition of non-controlling interest in subsidiaries		(1)
Proceeds from sale of 49% share in Elga coal complex, with put-option granted	34,300
Repayment of obligations under finance lease	(3,238)	(2,677)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(4,732)	(4,819)

Net cash used in financing activities	(45,869)	(34,433)

Effect of exchange rate changes on cash and cash equivalents	(1,807)	331

Net increase (decrease) in cash and cash equivalents	562	(453)
Cash and cash equivalents at the beginning of period	3,079	4,074

Cash and cash equivalents net of overdrafts at the beginning of period	891	1,344

Cash and cash equivalents at the end of period	1,689	3,079

Cash and cash equivalents net of overdrafts at the end of period	1,453	891

****There were certain reclassifications to conform with the current period presentation